Questcor Pharmaceuticals, Inc.

1300 North Kellogg Drive, Suite D

Anaheim, California 92807

August 17, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Questcor Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 22, 2012

File No. 001-14758

Responses to United States Securities and Exchange Commission Staff (“Staff”) verbal comments made on August 6, 2012

Dear Mr. Rosenberg:

Set forth below are the responses of Questcor Pharmaceuticals, Inc. (the “Company”) to Staff comments made verbally on August 6, 2012, as a follow up to our written response dated July 16, 2012 to Staff comments made by letter dated June 29, 2012 (the “Comment Letter”), in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011, filed on February 22, 2012 (File No. 001-14758) (the “Form 10-K”). The Company’s responses are preceded by a reproduction of the corresponding Staff verbal comments.

Revenue Recognition

Medicaid Rebates and the National Health Care Legislation, page 35

We have read your response to comment no. 2 with the following additional comments:

•

You state that the amount is not material based on the current Medicaid provision for sales made in the current year. Your analysis should consider materiality based on the beginning reserve and net income/(loss) for the year. Each significant factor contributing to the reason for significant changes to the prior year reserves should be disclosed.

•

Please tell us if the change in prior year reserves for Medicaid provision of $0 is correct for fiscal year 2010 and 2011 and, if not, please tell us the amount that should have been allocated to the change in prior year Medicaid reserves and why you believe no revision is required.

•

Please confirm that you will analyze the change in prior year reserves for each period presented in future periodic reports and quantify and discuss reasons for each significant revision to prior year reserves.

Company Response:

The Company believes that the mis-categorization of the $998,000 in 2009 was immaterial to an understanding of the Company’s financial condition and results of operations, based on our internal materiality analysis, prepared under the guidance of the SEC Staff Accounting Bulletin No. 99 (“SAB 99”), where we compared the $998,000 to the following financial metrics: Beginning reserve balance, Net Sales for 2009, Net Income for 2009 and the impact on our diluted EPS for 2009.

We further analyzed the provision for 2010 and 2011 and the related sales-related reserve table included in the MD&A section of our Form 10-K and noted that an immaterial amount in both years should have been included in the line “Current Medicaid rebate provision for sales made in prior year.” Specifically, we determined that $8,000 and $664,000 should have been included on the line item “Current Medicaid rebate provision for sales made in prior year” for 2011 and 2010, respectively. In determining materiality, we again based our analysis on the principles of SAB 99, comparing the amounts that should have been included in those line items to the following financial metrics: Beginning reserve balance, Net Sales for the corresponding year, Net Income for the corresponding year and the impact on our diluted EPS for the corresponding year. Based on this analysis, we have concluded that the mis-categorization of $8,000 and $664,000 in 2011 and 2010, respectively, was immaterial to an understanding of the Company’s financial condition and results of operation.

The Company confirms that it will continue to analyze the change in prior year reserves for each period presented in future periodic reports and will quantify and discuss reasons for any significant revisions to prior year reserves.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (714) 786-4220.

Very truly yours,

QUESTCOR PHARMACEUTICALS, INC.

/s/ Michael H. Mulroy
Michael H. Mulroy
Chief Financial Officer and General Counsel